Exhibit 99.1

FOR IMMEDIATE RELEASE

EZchip Responds to Glass Lewis & Co Report

Company Urges Shareholders to Vote “FOR” the Merger Proposal that Provides
EZchip Shareholders with Compelling and Immediate Value

YOKNEAM, ISRAEL, November 04, 2015 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today issued the following statement in response to a report issued by Glass Lewis & Co. (“Glass Lewis”) regarding the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”).

Although we disagree with its conclusion, we note that Glass Lewis recognizes1:

➢
CERTAINTY OF VALUE IN A CONSOLIDATING INDUSTRY: “From the onset, we recognize that the Company operates as a relatively smaller player in a competitive, dynamic and consolidating industry, relying in large part on a few significant customers. In our view, these factors could reasonably lead the board to conclude that selling the Company, particularly at a certain and immediate all-cash price, may be the best way to maximize shareholder value, compared to the primary alternative of continuing to operate on a standalone basis.”

➢	FAIR VALUE: “The purchase price for EZchip also looks particularly favorable when compared to prior transactions on the basis of trailing multiples.”

➢
RAGING’S INTERESTS ARE DIFFERENT FROM OTHER SHAREHOLDERS: “It should be highlighted that Raging Capital has purchased put options which protect it from a drop in EZchip's share price below $25. We recognize that the vast majority of other EZchip shareholders probably don't have similar protection and likely remain exposed to such a price decline.”

Still, we strongly believe that Glass Lewis reached the wrong conclusion in failing to recommend that EZchip shareholders vote FOR the proposed transaction with Mellanox.  The EZchip Board carefully, in full exercise of its fiduciary duty to all shareholders, managed the sale process to obtain the highest price available and has not been approached by any other potential buyer since the public announcement of the merger agreement on September 30, 2015. In fact, in its report, Glass Lewis recommended that EZchip shareholders vote FOR ALL EZCHIP DIRECTOR NOMINEES AND AGAINST RAGING CAPITAL’S NOMINEES, stating:

➢	“We do not believe there are substantial issues for shareholder concern as to any of the nominees. Accordingly, we recommend that shareholders vote FOR all incumbent nominees.”

➢
“In our view, Mr. McWilliams’ lack of public company board experience and Mr. Traub’s nomination by Raging Capital in multiple other activism campaigns raises reasonable doubt as to whether these individuals are more qualified or better suited to serve as EZchip directors other than any of the Company’s current directors.”

EZchip’s Board has been intently focused on maximizing shareholder value and remains confident that the offer from Mellanox represents an attractive valuation for EZchip.

 1 Permission to use quotations neither sought nor obtained

INDEPENDENT ADVISORY FIRMS AGREE WITH EZCHIP

The Company notes that Institutional Shareholder Services (“ISS”), a leading proxy advisory firm in the U.S., and Entropy Financial Research Services Ltd. (“Entropy”), a leading independent provider of proxy advisory services in Israel, have recommended that EZchip shareholders vote FOR the Merger Proposal with Mellanox Technologies, Ltd. (“Mellanox”).2

As previously announced in its October 29, 2015 report, ISS stated:

➢	“A vote FOR this proposal is warranted given:
•	The reasonable valuation multiples;
•	The downside potential in an adverse scenario for sales of NPS-400.”

➢	“…The offer price of USD 25.50 in cash provides reasonable compensation for giving up the potential upside in a successful turnaround.”

➢
“Raging Capital highlights the significant upside for shareholders with good execution, though there might also be significant downside from the offer of USD 25.50 if EZchip does not succeed in replacing lost revenues fast enough.”

As previously announced in its November 02, 2015 report, Entropy stated:

➢
“In conclusion, as we examine this transaction, we believe that the alignment of interests of the CEO of the Company, who is also its largest individual shareholder, the fact that the transaction was done at a price higher than the market price at the time of its announcement and the lack of any higher proposal thus far from any competitor, indicate that the price offered by Mellanox is beneficial to all of EZchip's shareholders.”

The Company also noted that like Glass Lewis, ISS and Entropy recommended that EZchip shareholders vote FOR ALL of the Company’s experienced director nominees and AGAINST Raging Capital's two director nominees at the Company's upcoming Annual General Meeting of Shareholders.

YOUR VOTE IS IMPORTANT – PLEASE VOTE FOR THE MELLANOX TRANSACTION TODAY

Your vote is extremely important, no matter how many or how few shares you own.  If you have NOT already voted, please IMMEDIATELY vote FOR the Merger Proposal and FOR ALL of EZchip’s experienced director nominees and AGAINST Raging Capital’s two director nominees to ensure that your vote will be received in time. Please do not return or otherwise vote any GOLD proxy card sent to you by Raging Capital. Even if you have previously voted against the merger or for Raging Capital’s nominees, you have every right to change your vote. Only your latest dated, validly executed vote will count.

2 Permission to use quotations neither sought nor obtained

If you have any questions about the Annual General Meeting or need assistance in voting your shares, please contact the Company’s proxy solicitor, MacKenzie Partners, at Toll-free: (800) 322-2885 or Collect: (212) 929-5500.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405